ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com EMAIL

February 27, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	nVent Electric plc
Amendment No. 3 to Registration Statement on Form 10
File No. 001-38265

Ladies and Gentlemen:

On behalf of our client, nVent Electric plc (the “Company”), transmitted herewith is the above referenced Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form 10, filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 30, 2017 (the “Registration Statement”).

The Company is filing the Amendment, among other things, to: (1) file as Exhibit 10.1 to the Registration Statement the form of Tax Matters Agreement, (2) add to the Information Statement, which is filed as Exhibit 99.1 to the Registration Statement (the “Information Statement”), combined audited historical financial information for the Company for the fiscal year ended December 31, 2017 and related disclosures, (3) add to the Information Statement compensation disclosure for the named executive officers for the fiscal year ended December 31, 2017, (4) add to the Information Statement expanded disclosure in Note 8 to the Condensed Combined Financial Statements in response to the letter of the staff of the Division of Corporation Finance of the Commission, dated December 21, 2017 and (5) add to the Information Statement disclosure regarding the Company’s planned financing arrangements.

If you have any questions regarding this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Sincerely,

/s/ John K. Wilson

John K. Wilson

Enclosure

cc:	Angela D. Jilek

Jon D. Lammers

nVent Electric plc

Benjamin F. Garmer, III

Jason M. Hille

Foley & Lardner LLP

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